Reliance Global Group, Inc.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:
Reliance Global Group, Inc. Registration Statement on Form S-1 Filed January 23, 2026 File No. 333-292895

Ladies and Gentlemen:

Reference is made to the letter submitted as correspondence via EDGAR on January 26, 2026 in which Reliance Global Group, Inc. (the “Company”) requested acceleration of the effective date of the above-referenced Registration Statement. The Company hereby formally withdraws such request.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on January 28, 2026, or as soon as possible thereafter.

It would be appreciated if, when the Registration Statement is declared effective, you would so inform Morris C. Zarif, Esq. of Zarif Law Group P.C., counsel to the Company, at mzarif@zariflg.com or by telephone at (917) 232-6547.

Very truly yours,

RELIANCE GLOBAL GROUP, INC.

By:	/s/ Ezra Beyman
Ezra Beyman